UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 5 )*

                                  ADVO, INC.
    -----------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
    ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                   007585 10 2
                  ----------------------------------------------
                                 (CUSIP Number)

David M. Stigler, ADVO, Inc., One Univac Lane, Windsor, CT 06095 (203)285-6120
- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 7, 1994
                  ----------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement/X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages.

                                  SCHEDULE 13D

CUSIP NO. __ 007585 10 2 __                              Page 2 of 5 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert Kamerschen_____________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /
                                                                     (b)/X/

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     PF____________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America______________________________________________

          7    SOLE VOTING POWER
               628,536_____________________________________________
NUMBER OF
  SHARES  8    SHARED VOTING POWER
BENEFICIALLY   -0-_________________________________________________
 OWNED BY
   EACH   9    SOLE DISPOSITIVE POWER
 REPORTING     1,418,222___________________________________________
  PERSON
   WITH   10   SHARE DISPOSITIVE POWER
               -0-_________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,430,722_____________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*
                                                                       / /

     N/A___________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

     6.61%_________________________________________________________________

14   TYPE OF REPORTING PERSON*

     IN____________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                 Amendment No. 5 to Statement on Schedule 13D


     Robert Kamerschen (the "reporting person") hereby amends in part and supplements his Statement on Schedule 13D dated November 14, 1990 (the "Schedule 13D"), as amended by Amendment No. 1 thereto, dated September 15, 1991, Amendment No. 2 thereto, dated November 30, 1993, Amendment No. 3 thereto, dated February 4, 1994 and Amendment No. 4, dated February 22, 1994 with respect to the common stock, par value $.01 per share (the "Common Stock") of ADVO, Inc. (the "Company"). The reporting person is filing this Amendment No. 5 because the percentage of his beneficial ownership of the Common Stock has changed as a result of having the right to acquire within sixty days of December 7, 1994, 440,624 shares of Common Stock pursuant to options that will become exercisable on February 4,1995, as detailed below in Item 3(a).

Item 3 - Source and Amount of Funds or Other Consideration.

     (a) Options for 440,624 shares of Common Stock which were granted to the reporting person under the Company's Stock Option Plan, will vest on February 4, 1995, at an exercise price of $18.625 per share.

Item 4 - Purpose of Transaction.

     The reporting person is holding the shares of Common Stock he beneficially owns for purposes of investment. He has no current intention to exercise any of the options he owns which are presently exercisable or exercisable within 60 days, but may do so in the future.

Item 5 - Interest in Securities of the Issuer.

     (a) The reporting person beneficially owns as of the date hereof 1,430,722 shares of Common Stock, or 6.61% of the 21,661,070 shares of Common Stock that would be outstanding if the reporting person were to exercise his remaining vested options for 802,186 shares of Common Stock based on the 20,858,884 shares of Common Stock outstanding as of November 30, 1994.

     (b) The reporting person has sole power to dispose of or direct the disposition of 1,418,222 shares of Common Stock and has sole power to vote or direct the voting of 628,536 shares of Common Stock.

     (c)  No transactions have occurred since the last Amendment to the
Schedule 13D except as described below:

     Reporting      Transaction     Number      Price           How
      Person           Date       of Shares   per Share       Effected


Robert Kamersch       10/04/94      8,000         -        Gift to charity

Robert Kamersch       11/14/94      5,742      $18.125     Shares withheld
                                                           to pay taxes on
                                                           restricted stock
                                                           vesting

     (d)  Not applicable.

     (e)  Not applicable.

                                SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 5, 1995


                                        /s/ Robert Kamerschen
                                        ---------------------
                                        Robert Kamerschen

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 4 )*

                                  ADVO, Inc.
    ---------------------------------------------------------------------
                                (Name of Issuer)
                                 Common Stock
    ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                  007585 10 2
                  ----------------------------------------------
                                 (CUSIP Number)

David M. Stigler, ADVO, Inc., One Univac Lane, Windsor, CT 06095 (203)285-6120
    ---------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 February 22, 1994
                  ----------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages.

                                  SCHEDULE 13D

CUSIP NO. __ 007585 10 2 __                              Page 2 of 5  Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert Kamerschen ____________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /
                                                                     (b)/X/

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     PF ___________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America _____________________________________________

          7    SOLE VOTING POWER
               _____ 648,116 ______________________________________
NUMBER OF
  SHARES  8    SHARED VOTING POWER
BENEFICIALLY   _____ -0- __________________________________________
 OWNED BY
   EACH   9    SOLE DISPOSITIVE POWER
 REPORTING     _____ 984,679 ______________________________________
  PERSON
   WITH   10   SHARE DISPOSITIVE POWER
               _____ -0- __________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,009,679 ____________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*
                                                                       / /
     N/A
     ______________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
     4.76%
     ______________________________________________________________________

14   TYPE OF REPORTING PERSON*
     IN
     ______________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                 Amendment No. 4 to Statement on Schedule 13D


      Robert Kamerschen (the "reporting person") hereby amends in part and supplements his Statement on Schedule 13D dated November 14, 1990 (the "Schedule 13D"), as amended by Amendment No. 1 thereto, dated September 15, 1991, and Amendment No. 2 thereto, dated November 30, 1993, and Amendment No. 3 thereto, dated February 4, 1994 with respect to the common stock, par value $.01 per share (the "Common Stock") of ADVO, Inc. (the "Company"). The reporting person is filing this Amendment No. 4 because the percentage of his beneficial ownership of the Common Stock has changed as a result of his disposition of 103,000 shares of Common Stock, as detailed below in
Item 3(a).

Item 3 - Source and Amount of Funds or Other Consideration.

      (a) The reporting person disposed of 16,300 shares of Common Stock on February 18, 1994 and 86,700 shares of Common Stock on February 22, 1994 on the open market at $18.00 per share to pay certain tax obligations related to his exercise of options on February 4, 1994.

Item 4 - Purpose of Transaction.

      The reporting person is holding the shares of Common Stock he beneficially owns for purposes of investment. He has no current intention to exercise any of the options he owns which are presently exercisable or exercisable within 60 days, but may do so in the future.

Item 5 - Interest in Securities of the Issuer.

      (a) The reporting person beneficially owns as of the date hereof 1,009,679 shares of Common Stock, or 4.76% of the 21,204,592 shares of Common Stock that would be outstanding if the reporting person were to exercise his remaining vested options for 361,563 shares of Common Stock based on the 20,843,029 shares of Common Stock outstanding as of April 23, 1994. The effect of the sale of the 103,000 shares on the reporting person's percentage beneficial ownership of the Common Stock would have resulted in a larger percentage decrease had not the Company repurchased 2,097,175 of Common Stock shares on the open market pursuant to a buyback program announced October 19, 1993.

      (b) The reporting person has sole power to dispose of or direct the disposition of 984,679 shares of Common Stock and has sole power to vote or direct the voting of 648,116 shares of Common Stock.

      (c)   No transactions have occurred since the last Amendment to the
Schedule 13D except as described below:

    Reporting      Transaction     Number     Price        How
     Person           Date       of Shares  per Share    Effected

Robert Kamerschen    2/18/94      16,300     $18.00      Open Market
                                                         Transaction

Robert Kamerschen    2/22/94      86,700     $18.00      Open Market
                                                         Transaction

      (d)   Not applicable.

      (e) The reporting person ceased to be a beneficial owner of more than five percent of the outstanding shares of Common Stock on February 22, 1994.

                                  SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 3, 1994


                                            /s/ Robert Kamerschen
                                           -----------------------
                                            Robert Kamerschen

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 3 )*

                                  ADVO, Inc.
    ---------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
    ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                  007585 10 2
                  ----------------------------------------------
                                 (CUSIP Number)

David M. Stigler, ADVO, Inc., One Univac Lane, Windsor, CT 06095 (203)285-6120
    ---------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 4, 1994
                  ----------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages.

                                  SCHEDULE 13D

CUSIP NO. __ 007585 10 2                            Page 2  of 5   Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert Kamerschen ____________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /
                                                                     (b)/X/

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     PF ___________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America _____________________________________________

          7    SOLE VOTING POWER
               _____ 751,116 ______________________________________
NUMBER OF
  SHARES  8    SHARED VOTING POWER
BENEFICIALLY   _____ -0- __________________________________________
 OWNED BY
   EACH   9    SOLE DISPOSITIVE POWER
 REPORTING     _____ 1,087,679 ____________________________________
  PERSON
   WITH   10   SHARE DISPOSITIVE POWER
               _____ -0- __________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     _______________ 1,112,679 ____________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*
                                                                       / /

     _______________ N/A __________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

     _______________ 5.14% ________________________________________________

14   TYPE OF REPORTING PERSON*

     _______________ IN ___________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                Amendment No. 3 to Statement on Schedule 13D

     Robert Kamerschen (the "reporting person") hereby amends in part and supplements his Statement on Schedule 13D dated November 14, 1990 (the "Schedule 13D"), as amended by Amendment No. 1 thereto, dated September 15, 1991, and Amendment No. 2 thereto, dated November 30, 1993 with respect to the common stock, par value $.01 per share (the "Common Stock") of ADVO, Inc. (the "Company"). The reporting person is filing this Amendment No. 3 because the percentage of his beneficial ownership of the Common Stock has changed as a result of his exercising certain options to purchase 950,000 shares of Common Stock and related transactions, as detailed below in Item 3(a).

Item 3 - Source and Amount of Funds or Other Consideration.

     (a) Under the Stock Option Plan, the reporting person exercised his option to purchase 950,000 shares of Common Stock on February 4, 1994 in consideration of the reporting person's payment of $3.30 for each share of Common Stock. The source of the consideration for this exercise was $3,135,000, representing the simultaneous repurchase by the Company of 168,322 of the shares received by the reporting person upon exercise of said option. Said 168,322 shares were so purchased by the Company from the reporting person at the open market price of $18.625 per share. Currently, the Company also repurchased (at $18.625 per share) from the reporting person an additional 265,514 of said option shares in order to provide funds necessary to pay certain tax obligations of the reporting person resulting from the exercise of said Option.

     (b)  The following transaction is to occur within the next 60 days:

          (i) The reporting person expects to dispose of approximately 103,000 shares of Common Stock on the open market to pay certain tax obligations.

Item 4 - Purpose of Transaction.

     The reporting person is holding the shares of Common Stock he beneficially owns for purposes of investment. He has no current intention to exercise any of the options he owns which are presently exercisable or exercisable within 60 days.

Item 5 - Interest in Securities of the Issuer.

     (a) The reporting person beneficially owns as of the date hereof 1,112,679 shares of Common Stock, or 5.14% of the 21,647,537 shares of Common Stock that would be outstanding if the reporting person were to exercise his remaining vested options for 361,563 shares of Common Stock based on the 21,285,974 shares of Common Stock outstanding as of January 22, 1994. The reporting person's beneficial share ownership has decreased as a result of the purchase by the Company of a total of 433,836 of the reporting person's shares as detailed above in Item 3(a). The effect of the sale back to the Company of these shares on the reporting person's percentage beneficial ownership of the Common Stock would have resulted in a larger percentage decrease had not the Company repurchased 928,200 of Common Stock shares on the open market pursuant to a buyback program announced October 19, 1993.

     (b) The reporting person has sole power to dispose of or direct the disposition of 1,087,679 shares of Common Stock and has sole power to vote or direct the voting of 751,116 shares of Common Stock.

     (c)  No transactions have occurred since the last amendment to the
Schedule 13D except:

          (i) On December 20, 1993, 22,082 shares of restricted stock beneficially owned by the reporting person vested pursuant to the Restricted Stock Plan. However, the Company repurchased 9,160 shares of such stock from the reporting person at the open market price of $16.875 to pay withholding taxes due from the reporting person.

          (ii) Options for 8,125 shares of Common Stock (as adjusted to reflect a 5-for-4 stock split effective March 5, 1993) that were granted to the reporting person under the Stock Option Plan vested on January 24, 1994 pursuant to the terms of such plan at an exercise price of $7.80 per share and options for 9,687 shares (as adjusted to reflect at 5-for-4 stock split effective March 5, 1993) granted under such Plan vested on January 2, 1994 at an exercise price of $9.90.

     (d)  Not applicable.

     (e)  Not applicable.

                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 1994


                                        /s/ Robert Kamerschen
                                        ---------------------
                                        Robert Kamerschen

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 2 )*

                                    ADVO, Inc.
    ---------------------------------------------------------------------
                                (Name of Issuer)
                                  Common Stock
    ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                   007585 10 2
                  ----------------------------------------------
                                 (CUSIP Number)

     David M. Stigler, ADVO, Inc., One Univac Lane, Windsor, CT 06095
                                 (203) 285-6120
    ---------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               August 19, 1993
                  ----------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages.

                                  SCHEDULE 13D

CUSIP NO. ___007585 10 2_                             Page 2 of 4 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert Kamerschen ____________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /
                                                                     (b)/X/

3    SEC USE ONLY


4    SOURCE OF FUNDS*
      PF
     ______________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
     ______________________________________________________________________

          7    SOLE VOTING POWER
               _____ 244,112 ______________________________________
NUMBER OF
  SHARES  8    SHARED VOTING POWER
BENEFICIALLY   _____ -0- __________________________________________
 OWNED BY
   EACH   9    SOLE DISPOSITIVE POWER
 REPORTING     _____ 1,530,675 ____________________________________
  PERSON
   WITH   10   SHARE DISPOSITIVE POWER
               _____ -0- __________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     _______________ 1,555,675 ____________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*
                                                                       / /
                     N/A
     ______________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
                     6.6%
     ______________________________________________________________________

14   TYPE OF REPORTING PERSON*
                     IN
     ______________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     Amendment No. 2 to Statement on Schedule 13D

     Robert Kamerschen (the "reporting person") hereby amends in part and supplements his Statement on Schedule 13D dated November 14, 1990, as amended by Amendment No. 1 thereto, dated September 15, 1991 (the "Schedule 13D"), with respect to the common stock, par value $.01 per share (the "Common Stock") of ADVO, Inc. (the "Company"). The reporting person is filing this Amendment No. 2 because the percentage of his beneficial ownership of the Common Stock has changed due primarily to the dilutive effect of the issuance by the Company of (i) 2,115,956 shares of Common Stock in connection with the merger of Marketing Force, Inc. with and into a subsidiary of the Company on August 19, 1993, (ii) 663,715 shares of Common Stock (as adjusted to reflect a 5-for-4 stock split effective March 5, 1993) upon the conversion of certain shares of convertible preferred stock of the Company and the exercise of certain warrants to purchase shares of Common Stock on August 18, 1992 and (iii) 3,242,765 shares of Common Stock (as adjusted to reflect a 5-for-4 stock split effective March 5, 1993) issued upon conversion of certain shares of convertible preferred stock of the Company on February 11, 1993.

Item 3 - Source and Amount of Funds or Other Consideration.

     (a) The following transactions have occurred since the reporting person's Schedule 13D:

          (i) Under the Restricted Stock Plan, the reporting person was awarded 40,000 restricted shares (50,000 shares as adjusted to reflect a 5-for-4 stock split effective March 5, 1993) of Common Stock on November 14, 1991, in consideration of the reporting person's payment of the par value of $.01 for each such restricted share and as part of an incentive plan for the reporting person; and

          (ii) Options for 16,250 shares of Common Stock (as adjusted to reflect a 5-for-4 stock split effective March 5, 1993) that were granted to the reporting person under the Stock Option Plan vested on January 25, 1992 and 1993 at an exercise price of $7.80 per share and options for 19,375 shares of Common Stock (as adjusted to refelct a 5-for-4 stock split effective March 5, 1993) granted under such plan vested on January 24, 1992 and 1993 at an exercise price of $9.90.

     (b)  The following transaction is to occur within the next 60 days:

          (i) Options for 8,125 shares of Common Stock (as adjusted to reflect a 5-for-4 stock split effective March 5, 1993) that were granted to the reporting person under the Stock Option Plan will become exercisable on January 24, 1994 pursuant to the terms of such plan at an exercise price of $7.80 per share and options for 9,687 shares (as adjusted to reflect a 5-for-4 stock split effective March 5, 1993) granted under such plan will become exercisable on January 24, 1994 at an exercise price of $9.90.

The aggregate amount of funds paid by the reporting person in connection with the award of the restricted shares described in Item 3(a)(i) above is $400.00 The reporting person used his personal funds to pay the consideration described in Item 3(a)(i) above.

                                                                Page 4 of 4
Item 4 - Purpose of Transaction.

     The reporting person is holding the shares of Common Stock he beneficially owns for purposes of investment. He has no current intention to exercise any of the options he owns which are presently exercisable or exercisable within 60 days.

Item 5 - Interest in Securities of the Issuer.

     The following amends this Item in its entirety:

     (a) The reporting person beneficially owns as of the date hereof 1,555,675 shares of Common Stock, or 6.6% of the 23,530,378 shares of Common Stock that would be outstanding if the reporting person were to exercise his options for 1,311,563 shares of Common Stock based on the 22,218,815 shares of Common Stock outstanding as of September 25, 1993.

     (b) The reporting person has sole power to dispose of or direct the disposition of 1,530,675 shares of Common Stock and has sole power to vote or direct the voting of 244,112 shares of Common Stock.

     (c) No transaction has occurred during the past 60 days, except as follows:

          On November 15, 1993, 12,500 shares of restricted stock beneficially owned by the reporting person vested under the Restricted Stock Plan. 4,998 shares were withheld from such amount by the Company to pay withholding taxes due from the reporting person.

     (d)  Not applicable.

     (e)  Not applicable.



                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 30, 1993


                                        /s/ Robert Kamerschen
                                        ----------------------
                                        Robert Kamerschen

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1 )*

                                ADVO-System, INC.
    -----------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
    ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                  007585 10 2
                  ----------------------------------------------
                                 (CUSIP Number)

   David M. Stigler, ADVO-System, Inc., One Univac Lane, Windsor, CT 06095
                                  (203) 285-6120
- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 15, 1991
                  ----------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages.

                                  SCHEDULE 13D

CUSIP NO. __ 007585 10 2 __                              Page 2 of 5 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert Kamerschen_____________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /
                                                                     (b)/X/

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     PF____________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America______________________________________________

          7    SOLE VOTING POWER
               182,000_____________________________________________
NUMBER OF
  SHARES  8    SHARED VOTING POWER
BENEFICIALLY   -0-_________________________________________________
 OWNED BY
   EACH   9    SOLE DISPOSITIVE POWER
 REPORTING     1,103,500___________________________________________
  PERSON
   WITH   10   SHARE DISPOSITIVE POWER
               -0-_________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,188,500_____________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*
                                                                       / /

     N/A___________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

     8.4%_________________________________________________________________

14   TYPE OF REPORTING PERSON*

     IN____________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  Amendment No. 1 to Statement on Schedule 13D

     Robert Kamerschen (the "reporting person") hereby amends in part and supplements his Statement on Schedule 13D dated November 14, 1990 (the "Initial Statement"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of ADVO-System, Inc. (the "Company"). This Amendment No. 1 relates to (i) an award of 53,000 restricted shares of Common Stock on January 24, 1991 under the Company's 1986 Employee Restricted Stock Plan, as amended (the "Restricted Stock Plan"), and (ii) transactions under the Company's 1988 Non-Qualified Stock Option Plan, as amended (the "Stock Option Plan"), including the vesting of options for 6,500 shares of Common Stock beginning January 25, 1991 and of options for 333,334 shares of Common Stock beginning November 14, 1991.

Item 3.  Source and Amount of Funds or Other Consideration.

     (a) The following transactions have occurred since the reporting person's Initial Statement:

           (i) Under the Restricted Stock Plan, the reporting person was awarded 53,000 restricted shares of Common Stock on January 24, 1991, in consideration of the reporting person's payment of the par value of $.01 for each such restricted share and as part of an incentive plan for the reporting person; and

           (ii) Options for 6,500 shares of Common Stock that were granted to the reporting person under the Stock Option Plan vested on January 25, 1991 at an exercise price of $9.75 per share.

     (b)   The following transaction is to occur within the next 60 days:

           (i) Options for 333,334 shares of Common Stock that were granted to the reporting person under the Stock Option Plan will become exercisable on November 14, 1991 pursuant to the terms of such plan at an exercise price of $4.125 per share.

The aggregate amount of funds paid and to be paid by the reporting person in connection with the award of the restricted shares described in Item 3(a)(i) above is $530,000. The reporting person used his personal funds to pay the consideration described in Item 3(a)(i) above.

Item 4.  Purpose of Transaction.

     The following is in addition to the information previously reported in this Item:

     The reporting person is holding the shares of Common Stock he beneficially owns for purposes of investment. He has no current intention to exercise any of the options he owns which are presently exercisable or exercisable within 60 days.

Item 5.  Interest in Securities of the Issuer.

     The following amends this Item in its entirety:

     (a) The reporting person beneficially owns as of the date hereof 1,188,500 shares of Common Stock, or 8.44% of the 14,088,619 shares of

Common Stock that would be outstanding if the reporting person were to exercise his options for 1,006,500 shares of Common Stock based on the 13,082,119 shares of Common Stock outstanding as of July 27, 1991, as reported in the Company's quarterly report on Form 10-Q for the quarter ended June 29, 1991.

     (b) The reporting person has sole power to dispose of or direct the disposition of 1,103,500 shares of Common Stock and has sole power to vote or direct the voting of 182,000 shares of Common Stock. Such 1,103,500 shares of Common Stock as to which the reporting person has the sole power to dispose or direct the disposition includes 16,000 previously restricted shares as to which the reporting person had only voting power until such shares fully vested on December 19, 1990 giving him sole power to dispose of or direct the disposition of such shares. The reporting person was awarded such 16,000 previously restricted shares on January 25, 1990 pursuant to the Restricted Stock Plan.

Page 2 of the Initial Statement is hereby amended to make the following corrections: (i) line 7 is amended to reflect 129,000 shares of Common Stock instead of 802,166 shares; and (ii) line 9 is amended to reflect 754,166 shares of Common Stock instead of 802,166 shares.

The first sentence of Item 5(b) in the Initial Statement is hereby amended to read as follows: For 754,166 shares, the reporting person has the sole power to dispose or direct the disposition.

     (c)   The following transaction occurred during the past sixty days:

                                 Price       Number      Where and How
             Character of         Per          of       Transaction Was
Date         Transaction         Share       Shares         Effected

9/15/91    Reporting person      $4.125     333,334     Period of
           gains right to        exercise               exercisability of
           acquire shares        price                  options acquired
           within 60 days                               Stock Option Plan
                                                        will begin on
                                                        11/14/91 under
                                                        terms of such plan

     (d)   Not applicable.

     (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The following adds information to the information previously reported in this Item:

     The reporting person and the Company are negotiating an employment agreement for the reporting person pursuant to which it is proposed that the Company would award the reporting person 40,000 restricted shares of Common Stock on November 14, 1991 pursuant to the Restricted Stock Plan.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 27, 1991

                                        /s/ Robert Kamerschen
                                        ----------------------
                                        Robert Kamerschen

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.   )*

                                 ADVO-System, Inc.
    ----------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
    ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                   007585 10 2
                  ----------------------------------------------
                                 (CUSIP Number)

   David M. Stigler, ADVO-System, Inc., One Univac Lane, Windsor, CT 06095
                                 (203) 285-6120
    ---------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 14, 1990
                  ----------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages.

                                  SCHEDULE 13D

CUSIP NO. __007585 10 2__                                  Page 2 of 6  Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert Kamerschen___________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /
                                                                     (b)/x/

3    SEC USE ONLY


4    SOURCE OF FUNDS*

       PF__________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                / /
       N/A

6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America____________________________________________

          7    SOLE VOTING POWER
                  802,166 (See Item 3)_____________________________
NUMBER OF
  SHARES  8    SHARED VOTING POWER
BENEFICIALLY      -0-______________________________________________
 OWNED BY
   EACH   9    SOLE DISPOSITIVE POWER
 REPORTING        802,166 (See Item 3)_____________________________
  PERSON
   WITH   10   SHARED DISPOSITIVE POWER
                  -0-______________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       802,166_____________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*
                                                                       / /

       N/A_________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

       6%_________________________________________________________________

14   TYPE OF REPORTING PERSON*

       IN__________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                Page 3 of 6
ITEM 1

     The equity security covered by this filing is ADVO-System, Inc.'s common stock, $.01 par value. The Company's principal executive office is:

                    ADVO-System, Inc.
                    One Univac Lane
                    Windsor, CT 06095

ITEM 2

   This statement is being filed by a natural person.

   (a)  Robert Kamerschen (The "Reporting Person")

   (b)  Business address:

                  ADVO-System, Inc.
                  One Univac Lane
                  Windsor, CT 06095

   (c)  Chairman and Chief Executive Officer:

                  ADVO-System, Inc.
                  One Univac Lane
                  Windsor, CT 06095

   (d)  Not Applicable

   (e)  Not Applicable

   (f)  United States citizen

ITEM 3

   The securities were acquired as follows:

   (a) 128,000 shares - grants of restricted stock from the Company, purchased for $.01 per share pursuant to the Company's 1986 Employee Restricted Stock Plan, as amended.

   (b) 666,666 shares - under presently exercisable options granted by the Company under the Company's 1988 Non-
                        Qualified Stock Option Plan, as amended, at an exercise price of $4.125 per share.

   (c)   6,500 shares - under options exercisable within 60 days granted by the Company under the Company's 1988 Non-
                        Qualified Stock Option Plan, as amended, at an exercise price of $9.75 per share.

   (d)   1,000 shares - purchased in the open market at $9.375 per
                        share.
       -------
       802,166 shares

                                                                Page 4 of 6
   The aggregate amount of funds used by the Reporting Person to purchase the shares in (a) and (d) above is $10,655. Such funds were obtained from the personal funds of the Reporting Person. None of the options referred to in (b) and (c) above have been exercised, and no funds have been expended in connection therewith. If any of such options are exercised in the future, the Reporting Person intends to use personal funds in connection with such exercise. The Reporting Person has no current intention to exercise any of the options described in
   (b) and (c) above.

ITEM 4

   Shares are held for investment purposes only.

   Except as indicated in the final paragraph, the Reporting Person has no plans or proposals which would relate to or result in:

   (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

   (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

   (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

   (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

   (e) Any material change in the present capitalization or dividend policy of the issuer;

   (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

   (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

   (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

   (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Act; or

   (j)  Any action similar to any of those enumerated above.

   The Reporting Person is entitled to receive additional stock under the Company's existing stock plans. Rights to an additional 333,334 options under the 1988 Non-Qualified Stock Option Plan will vest on November 14, 1991.

ITEM 5

   (a) 802,166 shares (6.0%) are beneficially owned. Of those shares, the Reporting Person has the right to acquire 672,166 shares under the Company's 1988 Stock Option Plan upon the exercise of presently exercisable options and options exercisable within 60 days.

   (b) For 802,166 shares, the Reporting Person has the sole power to dispose or direct the disposition. For 129,000 shares, he has the sole power to vote or direct the vote.

   (c) Other than the vesting of half of the stock options referred to in Item 3(b) on November 14, 1990, no transactions in the common stock involving the Reporting Person has been effected within the last 60 days.

   (d)  Not applicable.

   (e)  Not applicable.

ITEM 6

   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

   The grant of 128,000 shares of restricted stock referred to in Item 3
   (a) and the grant of stock options referred to in Item 3 (b) and (c) were provided for in an employment agreement between the Company and the Reporting Person, which agreement is filed as Exhibit 1 hereto. Such grants have been memorialized in a Stock Option Agreement and a Restricted Stock Agreement between the Company and the Reporting Person, which agreements are filed as Exhibits 2 and 3 hereto.

ITEM 7

   Material to be Filed as Exhibits

   The following exhibits are filed herewith or incorporated by reference as indicated.

   Exhibit No.    Description                                         Page
       1          Employment Agreement, dated November 14, 1988
                  between Robert J. Kamerschen and ADVO-System,
                  Inc. (incorporated by reference to Exhibit
                  10(k) to the Company's Annual Report on Form 10-K
                  for the fiscal year ended September 24, 1988).

       2          Restricted Stock Agreement.                            7

       3          Stock Option Agreement.                                9

                                SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 26, 1990



                                              /s/ Robert Kamerschen
                                              ---------------------
                                              Robert Kamerschen